Exhibit 99.3

Chief Executive Officer’s and Chief Financial Officer’s Sec. 906 Certification

     The certification set forth below is being submitted in connection with the annual report on Form 20-F/A of ENERSIS S.A. (the “Report”) for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

     Mario Valcarce, the Chief Executive Officer and Alfredo Ergas, the Chief Financial Officer of ENERSIS S.A., each certifies that, to the best of their knowledge:

1.	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of ENERSIS S.A.

Date: February 19, 2004

By:	/s/ Mario Valcarce

Name: Mario Valcarce
Title: Chief Executive Officer

By:	/s/ Alfredo Ergas

Name: Alfredo Ergas
Title: Chief Financial Officer